Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 54-IV dated May 4, 2007	Term Sheet No. 25 to Product Supplement No. 54-IV Registration Statement No. 333-130051 Dated October 17, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Return Enhanced Notes Linked to the FTSE/Xinhua China 25 Index due June 30, 2009

General

  The notes are designed for investors who seek a return of at least four times the appreciation of the FTSE/Xinhua China 25 Index up to a maximum total return on the notes of 43.00%** at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 30, 2009†.
  Payment is linked to the FTSE/Xinhua China 25 Index as described below. You may lose some or all of your investment.
  Minimum denominations of $1,000 and integral multiples thereof.
  The terms of the notes as set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 54-IV, shall supersede the terms set forth in product supplement no. 54-IV.
  The notes are expected to price on or about October 26, 2007 and are expected to settle on or about October 31, 2007.

Key Terms

Index:	The FTSE/Xinhua China 25 Index (the “Index”)
Upside Leverage Factor:	At least 4*.
Payment at Maturity:

If the FTSE/Xinhua Closing Level is greater than the FTSE/Xinhua Starting Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the FTSE/Xinhua Return multiplied by 4*, subject to a Maximum Total Return on the notes of 43.00%**. For example, if the FTSE/Xinhua Return is more than 10.75%, you will receive the Maximum Total Return on the notes of 43.00%**, which entitles you to a maximum payment at maturity of $1,430 for every $1,000 principal amount note that you hold. Accordingly, if the FTSE/Xinhua Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (FTSE/Xinhua Return x 4*)]

*The actual Upside Leverage Factor will be set on the pricing date and will not be less than 4.
**The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 43.00%.

Your investment will be fully exposed to any decline in the Index. If the FTSE/Xinhua Closing Level declines from the FTSE/Xinhua Starting Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the FTSE/Xinhua Starting Level. Accordingly, if the FTSE/Xinhua Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x FTSE/Xinhua Return)
You will lose some or all of your investment at maturity if the FTSE/Xinhua Closing Level declines from the FTSE/Xinhua Starting Level.
FTSE/Xinhua Return:	FTSE/Xinhua Closing Level – FTSE/Xinhua Starting Level FTSE/Xinhua Starting Level

FTSE/Xinhua Starting Level:	The Index closing level on the pricing date, which is expected to be on or about October 26, 2007.
FTSE/Xinhua Closing Level:	The Index closing level on the Observation Date.
Observation Date:	June 24, 2009†
Maturity Date:	June 30, 2009†
CUSIP:	48123MDC3
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 54-IV.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 54-IV and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 54-IV and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $37.52 per $1,000 principal amount note and would use a portion of that commission to allow concessions to other dealers of approximately $17.50 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $37.52 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $42.50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-125 of the accompanying product supplement no. 54-IV.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. If the notes priced today, the aggregate amount of these fees would be expected to be approximately $37.52 per $1,000 principal amount note. The actual amount of these fees may be more or less than $37.52 per $1,000 principal amount note and will depend on market conditions on the pricing date. In no event will the total amount of these fees exceed $42.50 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 17, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 54-IV dated May 4, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 54-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 54-IV dated May 4, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207001766/e27198_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive FTSE/Xinhua Return by an Upside Leverage Factor of at least 4, up to the Maximum Total Return on the notes of 43.00%, or $1,430 for every $1,000 principal amount note. The actual Upside Leverage Factor will be set on the pricing date and will not be less than 4. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 43.00%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION OF THE FTSE/XINHUA CHINA 25 INDEX — The return on the notes is linked to the FTSE/Xinhua China 25 Index. The FTSE/Xinhua China 25 Index is a stock index calculated and published by FTSE/Xinhua Index Limited, and is designed to represent the performance of the mainland Chinese market that is available to international investors. It is currently based on the 25 largest and the most liquid Chinese stocks listed and trading on the Stock Exchange of Hong Kong Ltd. For additional information about the Index, see the information set forth under “The FTSE/Xinhua China 25 Index” in the accompanying product supplement no. 54-IV.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 54-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 54-IV dated May 4, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the FTSE/Xinhua Return is positive or negative. Your investment will be fully exposed to any decline in the FTSE/Xinhua Closing Level as compared to the FTSE/Xinhua Starting Level.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the FTSE/Xinhua Closing Level is greater than the FTSE/Xinhua Starting Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 43.00%.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the FTSE/Xinhua China 25 Index	TS-1
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Chinese renminbi; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an FTSE/Xinhua Starting Level of 30000, an Upside Leverage Factor of 4 and a Maximum Total Return on the notes of 43.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

FTSE/Xinhua Closing Level	FTSE/Xinhua Return	Total Return

54000.00	80.00%	43.00%
49500.00	65.00%	43.00%
45000.00	50.00%	43.00%
42000.00	40.00%	43.00%
37500.00	25.00%	43.00%
36000.00	20.00%	43.00%
34500.00	15.00%	43.00%
33225.00	10.75%	43.00%
33000.00	10.00%	40.00%
31500.00	5.00%	20.00%
30750.00	2.50%	10.00%
30300.00	1.00%	4.00%
30000.00	0.00%	0.00%
28500.00	-5.00%	-5.00%
27000.00	-10.00%	-10.00%
24000.00	-20.00%	-20.00%
21000.00	-30.00%	-30.00%
18000.00	-40.00%	-40.00%
15000.00	-50.00%	-50.00%
12000.00	-60.00%	-60.00%
9000.00	-70.00%	-70.00%
6000.00	-80.00%	-80.00%
3000.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

JPMorgan Structured Investments — Return Enhanced Notes Linked to the FTSE/Xinhua China 25 Index	TS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the FTSE/Xinhua Starting Level of 30000 to an FTSE/Xinhua Closing Level of 31500. Because the FTSE/Xinhua Closing Level of 31500 is greater than the FTSE/Xinhua Starting Level of 30000 and the FTSE/Xinhua Return of 5% multiplied by 4 does not exceed the hypothetical Maximum Total Return of 43.00%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 4)] = $1,200

Example 2: The level of the Index increases from the FTSE/Xinhua Starting Level of 30000 to an FTSE/Xinhua Closing Level of 36000. Because the FTSE/Xinhua Closing Level of 36000 is greater than the FTSE/Xinhua Starting Level of 30000 and the FTSE/Xinhua Return of 20% multiplied by 4 exceeds the hypothetical Maximum Total Return of 43.00%, the investor receives a payment at maturity of $1,430 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the FTSE/Xinhua Starting Level of 30000 to an FTSE/Xinhua Closing Level of 24000. Because the FTSE/Xinhua Closing Level of 24000 is less than the FTSE/Xinhua Starting Level of 30000, the FTSE/Xinhua Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -20%) = $800

Historical Information

The following graph sets forth the historical performance of the FTSE/Xinhua China 25 Index based on the weekly Index closing level from January 4, 2002 through October 12, 2007. The Index closing level on October 16, 2007 was 29359.45. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the FTSE/Xinhua China 25 Index	TS-3